EXHIBIT 99.3

Ruanyun Edai Technology Announces Commercial Release of Cogni AI – Providing Multimodal Visual Understanding and Recognition

Nanchang, China, Nov. 17, 2025 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (“Ruanyun” or the “Company”) (NASDAQ: RYET), a leading AI-powered education technology company in China, today announced that its multimodal AI agent, Cogni AI, which offers visual understanding and semantic recognition capabilities, has entered commercial service first in China. Cogni AI autonomously interprets document images and proactively extracts, structures and evaluates key information. The agent combines collaborative visual layout analysis, semantic field recognition and an integrated quality-control framework to support large-scale digitization and cross-industry document automation.

Cogni AI can autonomously process arbitrary document images submitted by users and produce structured outputs that can be consumed directly by downstream operational workflows. The agent provides end-to-end functionality, from visual element detection and semantic understanding and mapping, to field-level confidence scoring, cross-field consistency checks and automated result-quality evaluation. This serves to enable robust, template-free information extraction across diverse layouts, scanned files and complex formats.

Mr. Cong Zhao, Founder and Chief Technology Officer of Ruanyun, explained that Cogni AI is fundamentally designed as a batch-processing autonomous agent intended to reduce the upfront configuration required by traditional template-driven optical character recognition (OCR) technologies and to improve generalization across document types. “By unifying information extraction and quality detection within a single intelligent agent, Cogni AI aims to reduce reliance on manual verification, shorten project timelines and provide a more reliable data foundation for search, analytics and compliance applications,” Mr. Zhao added.

The Company cautions that factors such as technology evolution, project implementation schedules, customer acceptance, competitive dynamics and macroeconomic conditions, among others, may affect actual outcomes and timelines.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an innovative AI-driven education technology company dedicated to transforming the K-12 education landscape in China. By leveraging proprietary AI-powered solutions, the Company provides intelligent learning tools, assessment platforms, and adaptive learning systems that enhance academic performance and streamline educational processes. Committed to modernizing education, the Company empowers schools, teachers, and students with cutting-edge teaching, learning, and evaluation tools through the integration of AI and the internet, fostering a more efficient and effective learning model. For more information, please visit: http://www.ruanyun.net/, https://investors.ruanyun.net/.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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